Exhibit 99.1

Studio City International Holdings Limited Announces Unaudited Second Quarter 2024 Earnings

MACAU, Aug. 13, 2024 (GLOBE NEWSWIRE) — Studio City International Holdings Limited (NYSE: MSC) (“Studio City” or the “Company”), a world-class integrated resort located in Cotai, Macau, today reported its unaudited financial results for the second quarter of 2024.

Total operating revenues for the second quarter of 2024 were US$161.5 million, compared with total operating revenues of US$115.2 million in the second quarter of 2023. The increase was primarily attributable to the continued recovery in inbound tourism in Macau during the second quarter of 2024, and the ramp up of operations following the opening of Studio City Phase 2 in April 2023, which led to an increase in revenue from casino contract and higher non-gaming revenues.

Studio City Casino generated gross gaming revenues of US$339.3 million and US$214.5 million for the second quarters of 2024 and 2023, respectively.

Studio City Casino’s rolling chip volume was US$813.0 million in the second quarter of 2024 versus US$789.5 million in the second quarter of 2023. The rolling chip win rate was 2.97% in the second quarter of 2024 versus 1.43% in the second quarter of 2023. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop increased to US$955.6 million in the second quarter of 2024, compared with US$716.6 million in the second quarter of 2023. The mass market table games hold percentage was 30.1% in the second quarter of 2024, compared with 25.5% in the second quarter of 2023.

Gaming machine handle for the second quarter of 2024 was US$842.4 million, compared with US$595.4 million in the second quarter of 2023. The gaming machine win rate was 3.3% in the second quarter of 2024, compared with 3.4% in the second quarter of 2023.

Revenue from casino contract was US$62.1 million for the second quarter of 2024, compared with revenue from casino contract of US$31.2 million for the second quarter of 2023. Revenue from casino contract is net of gaming taxes and the costs incurred in connection with the on-going operation of the Studio City Casino which are deducted by Melco Resorts (Macau) Limited, the gaming operator of the Studio City Casino (the “Gaming Operator”).

Total gaming taxes and the costs incurred in connection with the on-going operation of the Studio City Casino deducted from gross gaming revenues were US$277.2 million and US$183.3 million in the second quarters of 2024 and 2023, respectively.

Total non-gaming revenues at Studio City for the second quarter of 2024 were US$99.4 million, compared with US$84.0 million for the second quarter of 2023.

Operating income for the second quarter of 2024 was US$3.0 million, compared with operating loss of US$18.7 million in the second quarter of 2023.

Studio City generated Adjusted EBITDA(1) of US$54.2 million in the second quarter of 2024, compared with Adjusted EBITDA of US$29.1 million in the second quarter of 2023. The change was mainly attributable to the increase in revenue from casino contract and higher non- gaming revenues.

Net loss attributable to Studio City International Holdings Limited for the second quarter of 2024 was US$33.4 million, compared with net loss attributable to Studio City International Holdings Limited of US$48.5 million in the second quarter of 2023. The net loss attributable to participation interest was US$3.1 million and US$4.6 million in the second quarters of 2024 and 2023, respectively.

Other Factors Affecting Earnings

Total net non-operating expenses for the second quarter of 2024 were US$34.9 million, which mainly included interest expense of US$33.6 million.

Depreciation and amortization costs of US$50.3 million were recorded in the second quarter of 2024, of which US$0.8 million was related to the amortization expense for the land use right.

The Adjusted EBITDA for Studio City for the three months ended June 30, 2024 referred to in the earnings release of Melco Resorts & Entertainment Limited (“Melco”) dated August 13, 2024 (“Melco’s earnings release”) was US$25.0 million more than the Adjusted EBITDA of Studio City contained in this press release. The Adjusted EBITDA of Studio City contained in this press release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in Melco’s earnings release. Such intercompany charges include, among other items, fees and shared service charges billed between the Company and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in Melco’s earnings release does not reflect certain gaming concession related costs and certain intercompany costs related to the table games operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of June 30, 2024 aggregated to US$186.1 million (December 31, 2023: US$228.2 million), including US$0.1 million of restricted cash (December 31, 2023: US$0.1 million). Total debt, net of unamortized deferred financing costs and original issue premiums, at the end of the second quarter of 2024 was US$2.23 billion (December 31, 2023: US$2.34 billion), a reduction of US$100 million primarily as a result of the cash tender offer for the 6.000% senior notes due 2025 issued by Studio City Finance Limited, compared to the total debt balance as of March 31, 2024.

Capital expenditures for the second quarter of 2024 were US$14.3 million.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Studio City International Holdings Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward- looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the pace of recovery from the impact of COVID-19 on our business, our industry and the global economy, (ii) risks associated with the amended Macau gaming law and its implementation by the Macau government, (iii) changes in the gaming market and visitations in Macau, (iv) capital and credit market volatility, (v) local and global economic conditions, (vi) our anticipated growth strategies, (vii) gaming authority and other governmental approvals and regulations, and (viii) our future business development, results of operations and financial condition. In some cases, forward- looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is defined as net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other and other non-operating income and expenses. Adjusted EBITDA is presented exclusively as supplemental disclosures because management believes it is widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA to measure our operating performance and to compare our operating performance with those of our competitors.

The Company also presents Adjusted EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported similar measures as supplements to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or International Financial Reporting Standards. However, Adjusted EBITDA should not be considered as an alternative to operating income/loss as an indicator of the Company’s performance, as an alternative to cash flows from operating activities as a measure of liquidity, or as an alternative to any other measure determined in accordance with U.S. GAAP. Unlike net income/loss, Adjusted EBITDA does not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company recognizes these limitations and uses Adjusted EBITDA as only one of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income/loss, net income/loss, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in Adjusted EBITDA. Also, the Company’s calculation of Adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. The use of Adjusted EBITDA has material limitations as an analytical tool, as Adjusted EBITDA does not include all items that impact our net income/loss. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. Reconciliations of Adjusted EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)

“Adjusted net income/loss” is net income/loss before pre-opening costs, property charges and other and loss on extinguishment of debt, net of participation interest and taxes. Adjusted net income/loss is presented as supplemental disclosure because management believes it provides useful information to investors and others in understanding and evaluating our performance, in addition to income/loss computed in accordance with U.S. GAAP. Adjusted net income/loss may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Studio City International Holdings Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Studio City International Holdings Limited

The Company, with its American depositary shares listed on the New York Stock Exchange (NYSE: MSC), is a world-class integrated resort located in Cotai, Macau. For more information about the Company, please visit www.studiocity-macau.com.

The Company is majority owned by Melco Resorts & Entertainment Limited, a company with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO).

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 31513765

Email: chimmyleung@melco-resorts.com

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
Operating revenues:
Revenue from casino contract	$62,080	$31,208	$128,967	$49,932
Rooms	37,675	26,376	76,198	39,272
Food and beverage	23,977	14,051	42,899	23,316
Entertainment	16,200	32,361	24,592	34,038
Services fee	16,335	8,059	28,763	14,262
Mall	4,392	2,502	8,712	4,638
Retail and other	836	677	1,521	1,243

Total operating revenues	161,495	115,234	311,652	166,701

Operating costs and expenses:
Costs related to casino contract	(8,950)	(7,109)	(17,108)	(13,968)
Rooms	(12,562)	(6,503)	(23,978)	(9,905)
Food and beverage	(20,318)	(12,530)	(37,965)	(20,770)
Entertainment	(15,382)	(30,089)	(24,645)	(31,482)
Mall	(1,764)	(1,112)	(3,398)	(1,488)
Retail and other	(610)	(581)	(1,057)	(954)
General and administrative	(47,684)	(28,226)	(83,076)	(49,961)
Pre-opening costs	(747)	(4,833)	(806)	(9,997)
Amortization of land use right	(827)	(824)	(1,653)	(1,648)
Depreciation and amortization	(49,499)	(41,885)	(98,795)	(71,632)
Property charges and other	(180)	(193)	(120)	(483)

Total operating costs and expenses	(158,523)	(133,885)	(292,601)	(212,288)

Operating income (loss)	2,972	(18,651)	19,051	(45,587)

Non-operating income (expenses):
Interest income	1,328	2,798	2,916	5,352
Interest expense, net of amounts capitalized	(33,646)	(36,345)	(68,437)	(57,444)
Other financing costs	(104)	(103)	(208)	(206)
Foreign exchange (losses) gains, net	(1,656)	(746)	(336)	3,213
Other expenses, net	—	(62)	—	(61)
Loss on extinguishment of debt	(869)	—	(869)	—

Total non-operating expenses, net	(34,947)	(34,458)	(66,934)	(49,146)

Loss before income tax	(31,975)	(53,109)	(47,883)	(94,733)
Income tax (expense) benefit	(4,603)	46	(4,646)	66

Net loss	(36,578)	(53,063)	(52,529)	(94,667)
Net loss attributable to participation interest	3,147	4,565	4,519	8,144

Net loss attributable to Studio City International Holdings Limited	$(33,431)	$(48,498)	$(48,010)	$(86,523)

Net loss attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic and diluted	$(0.043)	$(0.063)	$(0.062)	$(0.112)

Net loss attributable to Studio City International Holdings Limited per ADS:
Basic and diluted	$(0.174)	$(0.252)	$(0.249)	$(0.449)

Weighted average Class A ordinary shares outstanding used in net loss attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic and diluted	770,352,700	770,352,700	770,352,700	770,352,700

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands, except share and per share data)

	June 30, 2024	December 31, 2023
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$185,921	$228,040
Accounts receivable, net	2,200	2,281
Receivables from affiliated companies	8,479	40,969
Inventories	6,069	5,763
Prepaid expenses and other current assets	24,535	38,997

Total current assets	227,204	316,050

Property and equipment, net	2,703,931	2,775,806
Intangible assets, net	—	5
Long-term prepayments, deposits and other assets	42,586	27,787
Restricted cash	130	130
Operating lease right-of-use assets	11,612	11,619
Land use right, net	103,693	105,304

Total assets	$3,089,156	$3,236,701

LIABILITIES, SHAREHOLDERS’ EQUITY AND PARTICIPATION INTEREST
Current liabilities:
Accounts payable	$2,513	$2,454
Accrued expenses and other current liabilities	127,300	135,514
Income tax payable	4,356	10
Payables to affiliated companies	26,893	18,799

Total current liabilities	161,062	156,777

Long-term debt, net	2,234,024	2,335,173
Other long-term liabilities	3,761	3,209
Deferred tax liabilities, net	610	309
Operating lease liabilities, non-current	11,693	12,250

Total liabilities	2,411,150	2,507,718

Shareholders’ equity and participation interest:
Class A ordinary shares, par value $0.0001; 1,927,488,240 shares authorized; 770,352,700 shares issued and outstanding	77	77
Class B ordinary shares, par value $0.0001; 72,511,760 shares authorized; 72,511,760 shares issued and outstanding	7	7
Additional paid-in capital	2,477,359	2,477,359
Accumulated other comprehensive losses	(11,237)	(12,656)
Accumulated losses	(1,846,693)	(1,798,683)

Total shareholders’ equity	619,513	666,104

Participation interest	58,493	62,879

Total shareholders’ equity and participation interest	678,006	728,983

Total liabilities, shareholders’ equity and participation interest	$3,089,156	$3,236,701

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Studio City International Holdings Limited to

Adjusted Net Loss Attributable to Studio City International Holdings Limited (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Net loss attributable to Studio City International Holdings Limited	$(33,431)	$(48,498)	$(48,010)	$(86,523)
Pre-opening costs	747	4,833	806	9,997
Property charges and other	180	193	120	483
Loss on extinguishment of debt	869	—	869	—
Income tax impact on adjustments	(12)	—	(12)	—
Participation interest impact on adjustments	(154)	(433)	(154)	(902)

Adjusted net loss attributable to Studio City International Holdings Limited	$(31,801)	$(43,905)	$(46,381)	$(76,945)

Adjusted net loss attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic and diluted	$(0.041)	$(0.057)	$(0.060)	$(0.100)

Adjusted net loss attributable to Studio City International Holdings Limited per ADS:
Basic and diluted	$(0.165)	$(0.228)	$(0.241)	$(0.400)

Weighted average Class A ordinary shares outstanding used in adjusted net loss attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic and diluted	770,352,700	770,352,700	770,352,700	770,352,700

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA (Unaudited)

(In thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Operating income (loss)	$2,972	$(18,651)	$19,051	$(45,587)
Pre-opening costs	747	4,833	806	9,997
Depreciation and amortization	50,326	42,709	100,448	73,280
Property charges and other	180	193	120	483

Adjusted EBITDA	$54,225	$29,084	$120,425	$38,173

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Studio City International Holdings Limited

to Adjusted EBITDA (Unaudited)

(In thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Net loss attributable to Studio City International Holdings Limited	$(33,431)	$(48,498)	$(48,010)	$(86,523)
Net loss attributable to participation interest	(3,147)	(4,565)	(4,519)	(8,144)

Net loss	(36,578)	(53,063)	(52,529)	(94,667)
Income tax expense (benefit)	4,603	(46)	4,646	(66)
Interest and other non-operating expenses, net	34,947	34,458	66,934	49,146
Depreciation and amortization	50,326	42,709	100,448	73,280
Property charges and other	180	193	120	483
Pre-opening costs	747	4,833	806	9,997

Adjusted EBITDA	$54,225	$29,084	$120,425	$38,173

Studio City International Holdings Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Room Statistics:
Average daily rate (3)	$157	$153	$158	$134
Occupancy per available room	96%	91%	96%	85%
Revenue per available room (4)	$150	$140	$151	$114
Other Information:
Average number of table games	252	246	249	246
Average number of gaming machines	641	662	656	670
Table games win per unit per day (5)	$13,563	$8,683	$13,300	$7,289
Gaming machines win per unit per day (6)	$476	$333	$456	$302

(3)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(4)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(5)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(6)

Gaming machines win per unit per day is shown before non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis